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To Our Stockholders, Employees, Policyholders and Underwriters:

Is This Good?

        The Company earned $0.09 per share in 2002 on commissions of $13.4 million. Is this good?

        Throughout this report I plan to answer this question from a variety of points of view. In 2002 there are a lot of positives to report. The overall answer to the question is this good? Yes. If the case can be made that things are good, where then, are we headed? I will provide you with guidance on that subject as well. I would like to begin by using an illustration to help us appreciate the agency and its enterprise performance in recent periods.

        I am not certain how many insurance agencies consider expressing commission revenue, like earnings, on a per share basis, but I find it a useful tool to understanding business momentum in the context of a fully diluted share analysis.

        In 2002 our $13.4 million of total commissions equated to $2.17 of commission revenue per share of common stock. This $2.17 produced $0.09 per share after tax—after supporting the holding company costs as well as those expenses associated with the disposal of the insurance underwriting entity, PAULA Insurance Company, which ceased operations in early 2002. I find it useful to think about commissions per share as it is instructive to understanding momentum in our agency business. If one looks at the 10-Ks we filed for the years 2001 and prior, the information is all present, but it takes some work to add back the commissions which were eliminated as part of the consolidation with PAULA Insurance Company. And it takes a bit more work to evaluate how restricted stock grants, option pools and acquisitions have impacted the trajectory of the agency's growth on a per share basis. Shareholders should expect profits, and profit growth. The agency is on a path to deliver both, and this objective is fueled by year-over-year sales growth expressed on a per share basis. The chart below illustrates this growth and the conclusion should be exciting to holders of PFCO stock—the commissions generated per share in 2003 project to be nearly double their 1999 equivalent.

        This is good.

Is This Good?

        What else is going on that could have a positive or negative bearing on the agency? What about debt?

        In the mid-1990s PFCO established a $15.0 million line of bank credit. By 1999 the line was fully deployed. In 1998 the insurance company posted its first of four unscheduled reserve adjustments. In 1999 the insurance company posted its second round of reserve increases and by 2000 the bank wanted to see a pathway to repaying the line of credit. The following chart shows the progress we have made. At the end of 2002 we owed the bank less than $2.8 million, down from $15.0 million. We currently anticipate that the line will be fully paid off by the end of 2004.

        In 2000 we paid $1.5 million in interest. In 2003 we expect to pay interest of $200,000. In recent periods the agency has supplied all the cash to meet both interest and principal repayment obligations. The elimination of the interest and principal repayment obligations is another positive trend and it combines well with the demonstrated growth in commissions. Concurrent patterns of growth in commissions and declines in debt service is good. It is good because it suggests that the agency is operating fairly effectively in order for it to generate free cash flows to retire the debt.

        This is good.

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        The next chart combines the first two charts and illustrates the coincident debt reduction to commission growth. The agency is a far more stable place in 2003 than 1999 as a result of the debt repayment discipline of the Company in recent years.

Is This Good?

        Why did the board of directors authorize a 2,000,000 share repurchase program in February 2003, as reported in the 2002 10-K?

        There is a message for our holders and we think it is a good one: the directors were seeking a way to signal their positive view of the Company's prospects and a willingness to be opportunistic given the disappointing trading range of the shares in the public market. Although our first objective is to retire the debt and rebuild cash reserves, the authorization to repurchase shares allows management to be opportunistic should an occasion present itself to repurchase shares from investors who seek to rotate out of the stock. Holders of large blocks, given the limited float of the Company's shares, can feel stuck. While we do not believe we have a duty to create an exit for large holders, it is possible to imagine situations when mutual agreement allows a holder to move on and the effect on remaining investors is accretive. This is not a high priority, but the Company, by virtue of the board authorization, is positioned to act.

        I had the occasion in recent months to talk with a seasoned and successful professional investor about the role of share repurchase as a strategy. He pointed out to me that a company's balance sheet assets get diluted when shares are repurchased. I found this observation interesting—one, because it is correct, but more importantly, it made me think about our Company and the role of its balance sheet as a way to understand the agency business as compared with the risk business. Here's what I concluded:

        In simple terms, the risk business is a balance sheet business. In point of fact, insurance companies are in the business of renting their balance sheets to "policyholders". The financial "product" of the insurance company, quite literally, is its balance sheet. Accordingly, insurance companies should avoid any steps leading to a dilution of balance sheet quality.

3

        The insurance distribution business, on the other hand, is a cash business. Agencies intermediate between suppliers, insurance companies and their balance sheet, and businesses who seek to rent them in lieu of pledging their own to withstand the risks of their commercial activities.

        When my professional investor friend observed how share repurchases dilute assets, it made me think. It also reminded me what I know about agency valuations and how they focus on revenue and margins and the quality and trajectory of each. If we have the opportunity to efficiently repurchase shares I think we will give it serious consideration, balancing the repurchase opportunity with the opportunities to build cash for the rainy day or make alternative investments.

        This is good.

Is This Good?

        What do we believe about the agribusiness marketplace we serve?

        As an enclosure with this annual report, we have included a multi-page brochure to help answer this question. The theme of the material is duration and commitment. Each of our locations is featured in the brochure and with it, a description of who we are in these discrete communities throughout Arizona and California.

        The agency has always had a following in Western agribusiness but this is even more apparent today than in previous years—and this is good. Why is this happening?

        Students of the insurance cycle know the current environment is bearish, or hard. The soft cycle has no adherents today—it is finished—but it lasted almost 15 years. In fact it was so long lasting that some analysts were concluding that the sector was no longer cyclical. In practical terms what it meant was every business segment had no paucity of "experts". Agribusiness insurance was no exception.

        Unicover and program underwriting were the mothers of expertise and they were prolific. We saw new entrants into the underwriting and distribution sides of the Ag space throughout the 1990s. It was distracting. On more than one occasion—reinsurers made commitments to MGAs who then came to us to provide exclusive distribution services to them. In other words, it was possible to get balance sheet commitments from the reinsurance community without having to demonstrate a meaningful track record of insurance distribution.

        To be clear, one of the hallmarks of a tested distributor is complete familiarity with an industry segment and its operating characteristics. And, by the way, segment characteristics have a little bit to do with jargon and operating terms, but more importantly, it really means that one knows the players, the leaders, their history, values and character. This cannot be done inside an actuarial model. This is the tacit side of the business—it is what one knows by doing something for a long period of time. It is also what is not knowable in the data. Unicover and program underwriters rendered these virtues moot, for a time. At a minimum these and similar forces helped to protract the duration of the soft cycle.

        The purge has taken place. The pretenders are sidelined.

        Now, very simply, it is plain difficult for anyone to secure reinsurance support. The contraction of suppliers on the underwriting and the MGA side, in workers' compensation, liability, and benefits is remarkable as a consequence. There is some limited relief available by way of alternative markets, but the price of excess and aggregate reinsurance is so redundant, primary underwriters who survive remain under significant pressure to allocate capacity carefully and to aggressively manage claims—even in a period of dramatically expanding premium rates. I am not fault finding with reinsurers. I am trying to describe how the role of "experts" at the primary level has been marginalized, first by way of the soft cycle and its ability to spawn new centers of fast track "experts"—and now by way of the reinsurer's re-rationalization of excess risk and its rewards. The result has been a new found boldness on the part of reinsurers to demand unprecedented high minimum retentions...and yes, at twice expiring premiums.

4

Workers' compensation, to use a noisy example, is routinely seeing expiring policies with $250,000 net retentions commanding 8 points of premium being renewed with $350,000 net retentions for 15 points. And the orders keep coming.

        What does this all mean? It probably means the primary insurers, particularly the smaller specialty underwriters, are going to be able to command a lot more rate but may have to share a ton of it with their "reinsurance partners". The ability to grow net surplus for these primary companies will require gritty attention to detail. The battle is not over for them. Agencies like ours are highly reliant on specialty markets. Their health and vitality are important to us. Together we are able to thrive in various market segments within agribusiness but to do so we must both remain focused and healthy. The pattern of debt reduction at our agency is consistent with this idea. The pattern of increasing commissions should give us the ability to withstand more uncertainty in the marketplace. This is also good. It by no means should lull us into to thinking that all sailing ahead will be smooth now that rates are on the rise.

        The brochure talks about our agency as a solution provider. We think we are. We provide risk solutions for our customers, year in and year out. We have done so at times, unintentionally, at our own expense. In the long run, we have benefited significantly from our commitment to the sector, and as a result, have been rewarded with long term loyalties, both in our customer set and among underwriters.

        In 2002 we earned nearly $5.5 million of agribusiness workers' compensation commissions. We earned another $2.2 million of agribusiness health insurance commissions and nearly $0.3 million of crop insurance commissions. Our crop revenues in 2003 could quadruple making us one of the dominant agencies in crop insurance anywhere. We also produce millions of commissions for property, commercial auto and liability underwriters on behalf of Ag employers. We are conscious of revenue diversification and we have achieved more balance in recent years. It was not long ago when our workers' compensation commissions represented more than 50% of all commissions to the agency. In 2003 we expect this number to grow in absolute terms, but on a relative basis it could represent as little as 35% of total commissions.

        This is good.

Is This Good?

        How does the agency's business model work?

        If you like the debt reduction and revenue growth, we would agree that these are two good starting points for building a successful outcome for our investors. But what about the model? What happens with the revenue once it is captured?

        We pay producers, and we pay those who assist producers, and we buy insurance to protect the assets of the business and we fund our compliance obligations be they public company, independent audit, tax, Department of Labor, regulatory, et cetera. Profit follows all of the above.

        Agencies like ours derive two types of commissions from underwriters—a standard commission resulting from a producer placing cover. Sometimes we also receive a contingent commission based on portfolio outcomes, volume growth or loss ratio performance. This second category of revenue goes to the house. Our current discipline is to budget to use standard commissions to meet producer splits and all fixed expense obligations. There was a period, and not that long ago (2001 to be specific) when we used part of our contingent income to meet fixed expense. This is not a bad thing to admit—but it is not the most conservative way to run the agency.

        In order to best build cash for acquisitions and for the occasional negative surprise, we began a year ago to match our expense model with our expected standard commissions—and to build positive

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margins therein. Contingent commissions, by definition, should aggregate to help earnings and to advance the cash accumulation goals of the Company. This is the model we have adopted.

        This means that when a carrier adjusts its standard commissions downward, we need to be willing to adjust accordingly. The State Compensation Insurance Fund of California is talking today about just such a downward adjustment. We spent a lot of time in 2002 building a broad base of buy-in from key agency personnel to protect this business model. This is good.

        Another key component of the model is a Company value as old as the agency itself and it has to do with ownership of the expirations of each policyholder we serve. The house has a 100% ownership interest in these expirations. Even as we have added to our production team over the years, and in some instances by way of acquisition, there have been no exceptions to this statement: the house has a 100% stake in the book of business.

        We think this is good. (I take it back: we know this is good).

Is This Good?

        What about the leadership?    I was 23 years old when I joined the Company. I am now 50. I am surrounded by senior producers and management in their 40s. I have two colleagues who are older than me—and the elder one turns 60 this year. Our Vice President of Finance is 36. All in it is a tested team with many many years of productive business life ahead of it. We are not anywhere near a re-tooling event. We are always looking for ways to improve bench strength and to invest in the financial training and awareness of our managers. As a team we are fully engaged in figuring out ways to do in 2004 what we appear about to do in 2003—a year where revenues could be up 50% over 2002.

        Insiders now own more than 30% of the Company on a fully diluted basis. This is good. We have had no net selling from current members of management. This is not a requirement or a badge of honor—it does happen to be a fact and so I share it with you.

        I think a lot about our standing as a public company. The transparency, the filings and reporting are all positives in my view. The SEC requirements need not be expensive, as conventional wisdom would have one believe, and in my view, the issues one must consider as a consequence of being public are appropriate and useful to anyone who would steward a business, public or otherwise, through good times or bad.

        While we are not afraid of the public space, we do consider how this rewards investors. At one time, near our IPO in 1997, I believe we had micro-cap standing. Nano-cap is today more applicable. For now, we think the demise of our underwriting business has made it difficult for observers to understand how to anticipate where the Company might be headed. We have many friends in the analyst community but no ink these days. In the future, if we come to believe that public market illiquidity and/ or market pricing bears little resemblance to the track record of the Company in its current configuration as a regional specialty insurance agency—we will have to ask and answer the following question: is this good?

        Meanwhile, we look ahead to a constructive 2003 and another year of profitability.

Yours very truly,

6

The Power of Pan American

        What does it mean to be the leader in providing risk management solutions to agribusiness? For one thing, it means knowing the labor-intensive Ag sector better than anyone else. And not only because we've focused on it longer, but because we've taken the time to understand the business better.

        Throughout the agricultural regions of California and Arizona, we maintain offices directly in the communities we serve—the same communities the members of our field staff come from, and live in. In many, we have been providing coverage to the same employer and employee families for three and four generations.

        Employers appreciate the value we deliver. And the commitment we make to representing their interests. And because we are truly bicultural, we can understand the needs and concerns of workers and owner-operators alike, and serve as a trusted intermediary in labor relations matters.

        Like the people we represent, Pan American takes a long view of business. We're here to stay, supporting our customers through hard and soft markets alike. In the face of challenge and change, the agribusiness community of California and Arizona can count on one thing: With Pan American, they always have options.

The Pan American Index
Winning by the numbers

Year Pan American started	1946
Year Pan American wrote its first health policy for field workers	1950
Number of Pan American offices	15
Estimated number of registered farms in California	80,000
Number that Pan American serves	8,000
Number of trade association endorsements	40
Amount of insurance premiums Pan American has placed on behalf of ag growers since 1975	$2.0 billion
Number of children of career field workers who have pursued higher education on a PAULA Differences scholarship	350

Blythe

        Watered by the Colorado River, the Palo Verde Valley is the ideal place for melons. Its intense heat helps the fruit to grow sweet and firm. Cantaloupes, ripening into the spring, are all hand-harvested. Despite the hard work, many who live here remember how working the melon shed in May during high school, like Joe O'Brien, was the best job imaginable. After making the 90-mile drive from our Indio (now Coachella) office to Blythe for years, we opened our office here in the mid-1970s. At the time, production was at its peak. Some farmers have since sold their water rights, and some of the next generation have chosen not to continue farming, but produce is still big business here.

        Pan American Underwriters has specialized in risk solutions for agribusiness employers since 1946.

Salinas

        One of the world's great agricultural treasures is the Salinas Valley. When we set up an office here in 1959, we never imagined that it was destined to become the lettuce capital of the world. Some would say it's also the union capital of the world—a place where committed lawyers and union representatives come together to work out farm labor issues. It was here, too, that broccoli first became a commercial vegetable in the 1960s after Sy Mann demonstrated that he understood the nutritional value of the erstwhile cover crop, planted to renutrify the soil following the lettuce harvest. It was also in this valley of opportunity, that a gunnysacker grew to become the largest lettuce grower in the world, and we provided support from the very outset, doing business on the strength of a handshake.

        Pan American provides responsive field management services, risk management support and product placement services for dozens of trade associations representing thousands of owner-operators and corporate farms.

Yuma

        Locked between the two-mile wide Colorado River on one side and miles of hostile desert on the other, Yuma was the perfect place for a prison. Not until decades later did others envision a different destiny: After World War II, returning GIs won quarter sections of Yuma land in lotteries and went on to found some of the most prominent produce families in the state—but not before literally leveling off the sand dunes, using mules to transform unproductive ground into fertile farmland. The scrappy, independent quality of these produce pioneers, like FH Hogue and Jack Consaul, survives to this day. Present in Arizona since 1959, we worked with Stan Akers and the state legislature in the late 1950s and early 1960s to pass a law incorporating farm workers under the Worker's Compensation Act. Then as now, we drew on expertise that has allowed us to write billions of dollars of worker's comp-related ag payrolls over the past several decades.

        In 1982, Pan American served as a member of the Arizona Classification and Rating Committee to implement the partial deregulation of the workers' compensation minimum rate law.

Fallbrook

        In the changing San Diego County landscape, Fallbrook stands firm as the worldwide center of avocado production—thanks, in part, to the fact that avocado orchards can be drip-irrigated on otherwise hard-to-commercialize hillsides. And while our Fallbrook office only recently opened (November 2002), it carries on a long, strong tradition of serving the region: When growers on the Otay Mesa led the way in cultivating land-intensive specialty herbs, we were there. And when greenhouses covered the coastal North County, we were one of the nation's largest insurers of cut flowers.

        Ever since writing the first health policy for fieldworkers in 1950, just four years after our founding, Pan American Underwriters has focused on affordable, quality insurance options for agribusiness.

Modesto

        The glassy-winged sharpshooter is an insect that changed an industry. Several years ago it began invading California's wine grape vineyards. Once it struck, vines had to be removed—and vine replacement was not covered by crop insurance. Soon this will change. Pan American first became licensed to sell crop insurance in Yuma, Arizona in 1979. In 2002, we became the largest broker of crop insurance to the wholesale nursery industry and in Feburary 2003, with the acquisition of our Modesto-based crop operation, we have become a major producer of crop insurance to grape growers. Pan American has been a provider of growing grain fire insurance for winter wheat, crop hail cover for cotton and stacked hay in the open, and we are looking forward to rolling out the new Federal AGR programs starting in 2003. We are now the largest crop insurance broker in the western United States.

        Pan American is a major producer of crop insurance to grape growers, and the largest crop insurance broker in the western United States.

Woodland
Sacramento

        At the northern end of the Central Valley, Woodland has a diversified agricultural economy that includes many varieties of orchard crops in addition to rice and row crops. Because most tree fruit must be hand-harvested, meeting the challenges of working above the ground can be a hazardous business. What's more, every type of tree is different. Cherries require "buckets" or tall ladders while smaller fig trees or trellis fruit can be picked with less safety risk to the harvester. We've been in Woodland almost from the very beginning—when a Pan American agent was also required to have a pilot's license. Woodland was the home of one of Pan American's legendary pilots, Al Blanchard, who would fly to Mexico to land on a road or field without so much as a flight plan, if that's what it took to bring an injured worker home to his family. In 2002 our Woodland and Sacramento offices merged.

        In the 1980s, prior to the advent of the PPO, Pan American took steps to build an exclusive network of medical providers in Mexico.

Fresno

        If the Central Valley had a center, many would say that Fresno is it. The world's largest food production region, and therefore a logical place to find Pan American, our Fresno operation has anchored the Central Valley since the late 1960s. Selma, Parlier, Dinuba, Pixley, Reedly, Lindsay, Orange Cove, Sanger, Chowchilla, Coalinga, Lemoore, Hanford, Earlimart, Delano, Bakersfield, Kingsburg, Madera, Merced, Turlock, Firebaugh and Exeter are just some of the myriad communities surrounding Fresno. They are nearly as diverse as the crop varieties they produce. And while the Valley has its big players, part of its real strength comes from the thousands of smaller Ag producers who shape the region's economy. We maintain our centralized technology base in Fresno as well as our accounting production records. In 1997, we began an insurance service center with some of our partners in the area. In 2002, the center placed more than 4,600 policies and bonds on behalf of our customers. Many of us will long remember the hard work of Harry Kubo and his passion for the Nisei Farmers League, and his constant questioning: "What have you done for us lately?"

        During the 1970s, Pan American played a pivotal role in collective bargaining negotiations, serving as a vital bridge between growers and unions.

Pasadena

        Agribusiness? Pasadena? Pan American has been headquartered in the greater Los Angeles area since 1946. In the early years, we spent most of our time selling and servicing health insurance for guest workers under the federal bracero program. At one point, we had an exclusive agreement with the government of Mexico to deliver insurance for all northbound field workers from Brownsville to Tijuana. The agreement required us to maintain an operation close to the Los Angeles office of the Mexican Consulate. When the bracero program ended in 1963, we stayed on. Today, our Pasadena location is home to our production and service staff, who support our commitment to the Los Angeles produce district, one of the largest market terminals in the United States. Additionally, Pasadena is strategically located between the southern growing areas of the desert and the Central Valley. Both can be reached by car within two to four hours. Pasadena also guides our agency in meeting the needs of the wholesale nursery industry, and serves as the base for the team that services our Florida customers as well.

        Virtually every field office of Pan American has a connection of the Los Angeles produce district, where huge volumes of perishable fruit and produce find their way to groceries, restaurants and institutional buyers.

Brawley/El Centro

        The gateway to the Imperial Valley, El Centro has been an agricultural force since the early 1950s. A few miles up the road, Brawley has also helped to make the Imperial Valley a capital of vegetable and beef production. Pan American opened a major office here in 1950, and soon thereafter Tex Collins and Sal Armendariz were introducing our pioneering health insurance product for guest workers and making history along the way. When crews moved at the end of each season, we would accompany them in trailers, bringing doctors to the smaller communities. Our policies provided an elegant way for growers to attract and retain crews and unions would occasionally stipulate Pan American as their benefits provider. Much has changed since those days: The white fly and NAFTA, to name two developments, have changed the Imperial Valley. But one of the key products we offer, healthcare coverage for farm workers, remains essentially not unlike the early days.

        In providing the first-ever inexpensive insurance policy for fieldworkers, Pan American changed the face of agricultural risk management in the western United States.

Coachella

        While relatively small in size, the Coachella Valley accounts for over half a billion dollars worth of produce annually. At the northern end of the Imperial Valley, it provides the same winter opportunity to grow carrots and lettuce as its sister region to the south. Coachella is also a bigtime source of grapes, dates and citrus. To counter the onslaught of commercial development and overseas competition, the close-knit community of Coachella farmers has become highly efficient. Today, they're farming 25 percent more land using one-third less water than they were a quarter century ago. That's about the time we opened our Coachella office, putting an end to the long drive from El Centro. For years, Ed Baker, ran the office. Like his clients, and like many other Pan American agents, he was a farmer, before entering the insurance business.

        In 1996, Pan American was a founder of the PAULA Trading Company (PTC) in California, a consortium of agencies providing cost effective services to support the insurance needs of thousands of smaller Ag customers statewide.

Source for all statistics: Coachella Valley Ag Summit (www.agsummit.org)

Santa Maria

        When we opened our office in Santa Maria in 1977, we'd been serving the Central Coast for decades, and we had many longstanding friends among the region's Philipino and Nisei communities and elsewhere. Many knew us from the 1950s and 1960s, when we supported Nisei families in their quest to reclaim the land that had been taken from them during the forced relocations of World War II. In the early years, Kenny Young used to fly his plane to Santa Maria and ride a folding motorized bicycle to see Sammy Minami and our many loyal Santa Maria clients. Today, John Montano drives a truck but has helped to build upon Pan American's long-term commitment to the area.

        In 1980, Pan American helped California strawberry growers attain their own payroll rating classification as part of the workers' compensation Farm Schedule.

Stockton

        On the Sacramento River Delta, Stockton is the place where shipping and agriculture converge. Known as a major center for cherries, strawberries, corn, tomatoes and beans, its growers produce virtually everything imaginable. Walnut orchards flank roads leading into the city, and in nearby Lodi, vineyards for wine grapes extend for miles into the foothills. Considered one of the handsomest towns in the Valley, Lodi is also billed as "The Winegrape Capital of America". These days, Stockton is also a place where agriculture and a rapidly urbanizing presence are coming together. In the early days we had friends who provided meals to the braceros we insured. Over the years their business of selling brown bag lunches turned some of them into the largest landholders in the area. Many still remember our friend, Bill Duarte and his many years of association work to help local growers.

        In 1998, Pan American introduced Employment Practices Liability coverage as part of the California workers' compensation policy.

QuickLinks

Is This Good?
The Power of Pan American
The Pan American Index Winning by the numbers
Blythe
Salinas
Yuma
Fallbrook
Modesto
Woodland Sacramento
Fresno
Pasadena
Brawley/El Centro
Coachella
Santa Maria
Stockton